UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Industries Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3
Notes to the Financial Statements as of and for the Years Ended December 31, 2015 and 2014	4-10
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of
PPG Industries Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of PPG Industries Employee Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets (Held as of December 31, 2015) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 21, 2016

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
($ in millions)	2015	2014

NET ASSETS:
Investment in net assets of the PPG Industries Master Trust — (Note 3)	$3,351	$3,611
Notes receivable from participants	42	43
NET ASSETS AVAILABLE FOR BENEFITS	$3,393	$3,654

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
($ in millions)	2015	2014

ADDITIONS:
Net (Loss) Income from investments in the PPG Industries Master Trust (Note 3)	$(129)	$363
Interest income on notes receivable from participants	2	2
Total net investment (loss) income	(127)	365
Contributions:
Employer	44	42
Employee	84	95
Total contributions	128	137
Total additions	1	502
DEDUCTIONS:
Withdrawals	259	266
Administration expenses	3	3
Total deductions	262	269
NET (DECREASE) INCREASE	(261)	233
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,654	3,421
End of year	$3,393	$3,654

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The PPG Industries Employee Savings Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The plan was established in 1965 for employees residing in the United States. Eligible participants include employees of PPG Industries, Inc. (the "Company" or "PPG") and certain of its subsidiaries and collective bargaining units. The Plan was converted to an Employee Stock Ownership Plan ("ESOP") on December 1, 1988, and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP. The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Director, Compensation and Benefits. The named fiduciary with respect to control and management of the assets of the Plan is the PPG Executive Committee and the PPG Benefits Investment Committee. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee also has responsibility for establishing, maintaining, and amending the Plan.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the PPG Industries Master Trust (the "Master Trust"). The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Trustee of the Plan Assets - Fidelity Management Trust Company ("FMTC") was the trustee for all of the Plan assets as of  December 31, 2015 and 2014.
Eligibility to Participate in the Plan - The Plan is available to most U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may become a participant as of the first day of any month that is coincident with or following his or her hire date.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants’ maximum contribution rate for the years ended December 31, 2015 and 2014, was 50% of eligible participant compensation. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match) and were limited to $5,500 in 2014 and $6,000 in 2015.
Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $12 million and $27 million in 2015 and 2014, respectively.
For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant's contribution subject to a maximum of 6% of the eligible participant's compensation contributed. The Company-matching contribution was 100% during 2015 and 2014. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the relevant collective bargaining agreement.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting - All participant contributions and Company matching contributions and their related earnings are vested immediately.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary or beneficiaries.
Notes Receivable from Participants - All Plan participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 calendar days, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions.
Transfers - Transfers in occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part or all of one of its strategic business units and portions of the Plan related to the divested business are legally moved out of the Plan.
No transfers of assets were made to or from the Plan for these reasons in 2015 or 2014.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2015 and 2014, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.
Reclassifications - Certain reclassifications of prior years’ data have been made to conform to the current year presentation. These reclassifications had no impact on previously reported changes to net assets available.
On April 16, 2015, the PPG Board of Directors approved a 2-for-1 split of PPG's common stock for all shareholders. On June 12, 2015, following payment of the quarterly per-share dividend, each shareholder received a stock dividend of one additional share of common stock for each share held. To reflect the split in the PPG Stock Fund, on June 12, 2015, the equivalent shares of PPG stock were also increased on a 2-for-1 basis. PPG common stock began trading on a split-adjusted basis on June 15, 2015.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Master Trust - The PPG Industries Master Trust (the “Master Trust”) was established pursuant to a trust agreement between the Company and FMTC in order to permit the commingling of assets of multiple PPG sponsored employee benefit plans for investment and administrative purposes. In January 2016, the Company merged certain other U.S. defined contribution plans into the Savings Plan. See Note 9.
Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. See Note 4 for further information pertaining to fair value measurement.
The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. The Stable Value Fund is measured at contract value. See Note 5 for additional information regarding the Stable Value Fund.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Accounting Standards Adopted in 2015 - In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2015-12, “Plan Accounting.” This ASU simplifies the presentation of certain fully benefit-responsive investment contracts by eliminating the requirement to present the investment at fair value with a reconciliation to contract value. This ASU also simplifies the presentation of investments by eliminating the requirement to identify individual investments that represent 5% of more of net assets and eliminates the disclosure of the net appreciation (depreciation) in fair value by type of investment. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. PPG elected to early adopt this ASU and retroactively recast all periods presented. Adoption of this ASU did not have a material impact on the financial position and results of operations of the Plan.
In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement.” This ASU simplifies the disclosure requirements for certain investments measured at net asset value per share (or its equivalent) by removing the requirement to categorize the investment within the fair value hierarchy. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. PPG elected to early adopt this ASU and retroactively recast all periods presented. Adoption of this ASU did not have a material impact on the financial position and results of operations of the Plan.

3.	PPG INDUSTRIES MASTER TRUST
The Master Trust assets are held by FMTC. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The Plan’s assets are included in the Master Trust together with other PPG sponsored plans.
The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan’s interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The investment income for the Loan Fund, which is not part of the Master Trust, is recorded separately.

As of December 31, 2015 and 2014, the Plan had approximately a 98.05% and a 98.49% interest in the Master Trust, respectively. The net assets available for benefits of the Master Trust are summarized as follows:

($ in millions)	2015	2014

Investments at fair value:
PPG Industries common stock	$951	$1,149
Mutual Funds	524	511
Common-Collective Trusts	1,233	1,243
Money market funds	8	14
Total investments at fair value	2,716	2,917
Receivables	6	6
Liabilities	—	(6)
Net assets at fair value	2,722	2,917
Stable Value Fund at contract value	696	750
Net assets of the PPG Industries Master Trust	$3,418	$3,667
The net change in value of investments of the Master Trust for the years ended December 31, 2015 and 2014, is summarized as follows:

($ in millions)	2015	2014

Net (depreciation) appreciation in the value of investments	$(178)	$321
Dividends	33	35
Interest income	14	14
Total net (loss) income from investments	$(131)	$370

4.	FAIR VALUE MEASUREMENT
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2015, were as follows:

($ in millions)	Level 1	Level 2	Level 3	Total

Master Trust assets:
PPG Industries common stock	$951	$—	$—	$951
Mutual Funds	524	—	—	524
Money Market Funds	8	—	—	8
Total assets in the fair value hierarchy	1,483	—	—	1,483
Common-Collective Trusts (a)	—	—	—	1,233
Investments at fair value	$1,483	$—	$—	$2,716
(a) Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.
The financial assets that are reported at fair value on a recurring basis as of December 31, 2014, were as follows:

($ in millions)	Level 1	Level 2	Level 3	Total

Master Trust assets:
PPG Industries common stock	$1,149	$—	$—	$1,149
Mutual Funds	511	—	—	511
Money Market Funds	14	—	—	14
Total assets in the fair value hierarchy	1,674	—	—	1,674
Common-Collective Trusts (a)	—	—	—	1,243
Investments at fair value	$1,674	$—	$—	$2,917
(a) Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.
Common-Collective Trusts
The investment in Common-Collective Trusts is comprised of investments in the BlackRock Institutional Trust Company (“BlackRock”) S&P 500 Index Fund, the Mellon Capital Management Company (“Mellon”) International Equity Fund, BlackRock LifePath Portfolio Funds, the Mellon Bond Index Fund and the BlackRock U.S. Treasury Inflation Protected Securities (TIPS) Index Fund. The BlackRock S&P 500 Index Fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested. The BlackRock S&P 500 Fund is invested in the Equity Index Fund T, which is not a mutual fund and is only available to qualified institutional investors. The Mellon International Equity Fund is a pooled separate account consisting of institutionally managed commingled pools. Mellon's international fund is invested in the Mellon EB Daily Liquidity ACWI ex-U.S. Fund and is available only to qualified institutional investors. The objective of the BlackRock LifePath Portfolio Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement time frame. The Mellon Bond Index Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Index. The BlackRock U.S. TIPS Index Fund’s objective is to provide a total return that seeks to match the investment performance of the TIPS Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the common-collective trust is based upon the net asset value of the underlying investments held by each of the funds. These investments are valued at their respective net asset value per share or unit on the valuation date.

5.	STABLE VALUE FUND
The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC. The Stable Value Fund is fully benefit-responsive and consists of synthetic guaranteed investment contracts.
The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract (book) value accounting to provide for the payment of participant directed withdrawals and exchanges at contract (book) value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.
The wrap contracts have been issued by State Street Bank and Trust, J.P. Morgan Chase, Prudential Insurance Company of America, American General Life, and Bank of Tokyo - Mitsubishi. The S&P credit rating at December 31, 2015 of the issuing financial institutions is AA-, A+, AA-, A+ and A+, respectively. The underlying investments of the Stable Value Fund are stated at contract value.
The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.
Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrap contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

6.	RELATED-PARTY TRANSACTIONS
FMTC manages the Stable Value Fund. These transactions qualify as exempt party-in-interest transactions. The Master Trust holds common shares of PPG, the Plan sponsor, and these qualify as exempt party-in-interest transactions. Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions qualify as exempt party-in-interest transactions.
Dividends earned on PPG common stock in the Master Trust were $14 million in both 2015 and 2014.

7.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

8.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 25, 2013 that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt under the appropriate sections of the Internal Revenue Code (“IRC”). Therefore, no provision for income taxes has been included in the Plan's financial statements. In January 2016, the Company merged certain other U.S. defined contribution plans into the Savings Plan. See Note 9.
Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2015 and 2014, and the increase in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2015 and 2014, is as follows:

($ in millions)	2015	2014

Net assets available for benefits per the financial statements	$3,393	$3,654
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6	12
Total net assets per the Form 5500	$3,399	$3,666

Net (decrease) increase in net assets per the financial statements	(261)	233
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6)	(2)
Net (loss) income per the Form 5500	(267)	231

10.	SUBSEQUENT EVENTS
In January 2016, the Company merged certain other U.S. defined contribution plans into the Savings Plan. Under the combined plan, eligible employees will continue to receive a contribution equal to between 2% and 5% of eligible compensation, based on age and years of service. This action terminated the September 25, 2013 IRS determination letter of the Master Trust. On January 29, 2016, the Plan filed for a new determination letter with the IRS.
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PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Current
Identity of Issuer and Title of Issue	Value
($ in millions)

Investment in net assets of the PPG Industries Master Trust	$3,351
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6
Investment in net assets of the PPG Industries Master Trust - at fair value	3,357
* Loans to participants with interest rates ranging from 4.25% to 11.5% maturing through 2047	42
TOTAL	$3,399

* Party-in-interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Director, Compensation and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date: June 21, 2016	/s/ Karen P. Rathburn
Karen P. Rathburn
Global Director, Compensation and Benefits of PPG Industries, Inc. and Administrator of the Plan